Jody M. Walker
Attorney-At-Law
7841 South Garfield Way
Littleton, CO 80122
Telephone: 303-850-7637                         Facsimile: 303-220-9902
Jwalker85@earthlink.net

February 15, 2005


Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C. 20549

Re:    Pricester.com, Inc.
         Review Deferment Request

Dear Sir or Madam:

We realize that amendment 4 to Form SB-2 was filed just prior to the stale date of the audited financials for the year ended December 31,
2003.   Pricester and its auditors have been diligently working to complete the audit for the year ended December 31, 2004 and expect to
have it completed within the next two to three weeks.   As a result,
Pricester would prefer that the staff defer its review until the next pre-effective amendment is filed.

Thank you for your time and consideration in this matter.   Please do
not hesitate to contact me if you have any questions regarding the above.


Very truly yours,


/s/Jody M. Walker
----------------------------
Jody M. Walker
Attorney At Law